UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.16/LP 000/COP-M0000000/2025

Jakarta,	03 September 2025

To
Board of Commissioners of the Financial Services Authority Attn: Chief Executive of Capital Market Supervision Gedung Sumitro Djojohadikusumo Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re	:	Postponement of the Extraordinary General Meeting of Shareholders of PT Telekomunikasi Indonesia (Persero) Tbk, Year 2025

Dear Sir/Madam,

To comply with the provisions of the Financial Services Authority Regulation (“OJK”) No. 31/POJK.04/2015 concerning Disclosure of Material Information or Facts by Issuers or Public Companies, we hereby convey the following information:

Public Company	:	PT Telkom Indonesia (Persero) Tbk (“Company”)
Business Activity	:	Telecommunication
Phone Number	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Type of Material Information or Facts	Postponement of the Extraordinary General Meeting of Shareholders of the Company, Year 2025
2.	Date of Event	3 September 2025
3.	Description of Material Information or Facts

Referring to the Invitation of the Extraordinary General Meeting of Shareholders (“EGMS”) of the Company for the Year 2025 No. Te.88/PR000/COP-K0F00000/2025 dated 12 August 2025, we hereby inform that the Company’s EGMS, which was originally scheduled to be held on:

		Date	:	Wednesday, 3 September 2025
		Time	:	14.00 WIB - finish
		Location	:	Access to the Electronic General Meeting System of KSEI (“eASY.KSEI”) through the link https://akses.ksei.co.id provided by PT Kustodian Sentral Efek Indonesia (“KSEI”)
has been postponed. The EGMS will be rescheduled to a date that will be determined at a later time.
4.	Impact of The Event	With the postponement of the EGMS of the Company for the Year 2025, the EGMS will be rescheduled. The postponement does not have any material impact on the Company.
5.	Other Information	The agenda of the 2025 EGMS will remain the same as previously notified, namely in relation to the changes in the composition of the Company’s management, without any amendments.

Accordingly, we hereby submit this report and extend our gratitude for your kind attention.

Sincerely yours,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary